SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                            (Amendment No.  )*

                     Integrated Orthopaedics, Inc.
                             (Name of Issuer)

                   Common Stock, Par Value $.001 Par Value
                      (Title of Class of Securities)

                                 45812K108
                              (Cusip Number)

                            J. Taylor Crandall
                              201 Main Street
                         Fort Worth, Texas  76102
                              (817) 390-8500
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             December 12, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 9,191,666 shares, which constitutes approximately 63.5% of the 14,466,307 shares of Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 5,299,641 shares outstanding.

1.   Name of Reporting Person:

     FW Integrated Orthopaedics Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power:  -0-
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power:   -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,583,333 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 46.4% (3)


14.  Type of Reporting Person: PN

------------

(1) Represents 2,083,333 shares of Stock that may be acquired upon the conversion of 125,000 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 9,882,974 shares of the Stock outstanding.

1.   Name of Reporting Person:

     Group 31, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: -0-
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,583,333(1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 46.4%(4)


14.  Type of Reporting Person: CO

------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors, L.P.
(2) Represents 2,083,333 shares of Stock that may be acquired upon the conversion of 125,000 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investor, L.P. is the direct owner of such securities.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 9,882,974 shares of the Stock outstanding.

1.   Name of Reporting Person:

     J. Taylor Crandall

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 25,000 (1)
Number of
Units
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 25,000 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     4,608,333 (2)(3)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Units:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11): 46.6% (4)


14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole shareholder of Group Special Investments, Inc.
(2) Solely in his capacity as President and sole shareholder of Group 31 Inc., in its capacity as the sole general partner of FW
     Integrated Orthopaedics Investors, L.P. with respect to 4,583,333 shares.
(3) Represents 2,083,333 shares of Stock that may be acquired upon the conversion of 125,000 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Orthopaedics Investors, L.P. is the direct owner of such securities.
(4) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 9,882,974 shares of the Stock outstanding.

1.     Name of Reporting Person:

  FW Integrated Orthopaedics Investors II, L.P.

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: 00-Contributions from Partners

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: Texas


            7.   Sole Voting Power: -0-
Number of
Units
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  4,583,333 (1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 46.4% (3)


14.    Type of Reporting Person: PN

------------
(1) Represents 2,083,333 shares of Stock that may be acquired upon the conversion of 125,000 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 9,882,974 shares of the Stock outstanding.

1.     Name of Reporting Person:

  FW Group Genpar, Inc.

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: Texas


            7.   Sole Voting Power: -0-
Number of
Units
Beneficially     8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  4,583,333 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 46.4% (4)


14.    Type of Reporting Person: CO

------------
(1) Solely in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2) Represents 2,083,333 shares of Stock that may be acquired upon the conversion of 125,000 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July , 2000. FW Integrated Orthopaedics Investors II, L.P. is the direct owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 9,882,974 shares of the Stock outstanding.

1.     Name of Reporting Person:

  David G. Brown

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: USA


            7.   Sole Voting Power: -0-
Number of
Units
Beneficially     8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: -0-
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  4,583,333 (1)(2)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 46.4% (3)


14.    Type of Reporting Person: IN

------------
(1) Solely in his capacity as President and sole shareholder of FW Group Genpar, Inc. in its capacity as the sole general partner of FW Integrated Orthopaedics Investors II, L.P.
(2) Represents 2,083,333 shares of Stock that may be acquired upon the conversion of 125,000 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock and 2,500,000 shares of the Stock that may be acquired upon exercise of warrants that become exercisable on July 1, 2000. FW Integrated Investors II, L.P. is the direct beneficial owner of such securities.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i), that there are 9,882,974 shares of the Stock outstanding.

1.     Name of Reporting Person:

  Group Special Investments, Inc.

2.     Check the Appropriate Box if a Member of a Group:

                                               (a) /   /

                                               (b) / X /

3.     SEC Use Only


4.     Source of Funds: WC

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                               /   /

6.     Citizenship or Place of Organization: Texas


            7.   Sole Voting Power: 25,000 (1)
Number of
Units
Beneficially     8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: 25,000 (1)
Person
With
            10.  Shared Dispositive Power: -0-

11.    Aggregate Amount Beneficially Owned by Each Reporting Person:

  25,000 (1)

12.    Check Box if the Aggregate Amount in Row (11) Excludes Certain
Units:

                                               /   /

13.    Percent of Class Represented by Amount in Row (11): 0.5%


14.    Type of Reporting Person: CO

------------
(1) Power is exercised through its President and sole shareholder, J. Taylor Crandall.

Item 1.     Security and Issuer.

  This statement relates to shares of Common Stock, $.001 par value
(the "Stock"), of Integrated Orthopaedics, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at Three Riverway, Suite 1430, Houston, Texas 77056.

Item 2.     Identity and Background.

  (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by FW Integrated Orthopaedics Investors, L.P., a Texas limited partnership ("FW Investors"), Group 31, Inc., a Texas corporation ("Group"), J. Taylor
Crandall ("Crandall"), FW Integrated Orthopaedics Investors II, L.P., a
Texas limited partnership ("FW Investors II"), FW Group Genpar, Inc., a
Texas corporation ("FW Genpar"), David G. Brown ("Brown"), and Group Special Investments, Inc. , a Texas corporation ("Group Investments"). FW Investors, Group, Crandall, FW Investors II, FW Genpar, Brown and Group Investments are sometimes hereinafter collectively referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

  (b)-(c)

  FW Investors

  FW Investors is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of FW Investors, which also serves as its principal office is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Group, the sole general partner of FW Investors, is set forth below.

  Group

  Group is a Texas corporation, the principal business of which is serving as the general partner of various investment partnerships. The principal address of Group, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group is as follows:


                       RESIDENCE OR               PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS              OR EMPLOYMENT

J. Taylor Crandall    201 Main St., Ste. 3100       Vice President-
                      Fort Worth, Texas  76102      Finance of Keystone,
                                                    Inc.("Keystone")

W. Robert Cotham      201 Main St., Ste. 2600       Vice President/
                      Fort Worth, Texas 76102       Controller of BEPCO

Mark A. Wolfson       201 Main St., Ste. 3100       Vice President of and
                      Fort Worth, Texas  76102      Consultant to Keystone

David G. Brown        201 Main St., Ste. 3100       Vice President of and
                      Fort Worth, Texas  76102      Consultant to Keystone

Gary W. Reese         201 Main St., Suite 2600      Treasurer of Bass
                      Fort Worth, Texas 76102       Enterprises Production
                                                    Co. ("BEPCO")

Thomas R. Delatour,   201 Main St., Suite 3100       Vice President of
Jr.                   Fort Worth, Texas 76102        Group

Scott J. Hancock      201 Main St., Suite 3100       Vice President of
                      Fort Worth, Texas 76102        Group

     Keystone is a Texas corporation, the principal businesses of which are investment in marketable securities, real estate investment and development, ownership and operation of oil and gas properties (through BEPCO), the ownership and operation of gas processing plants and carbon black plants (through various partnerships) and the ownership of interests in entities engaged in a wide variety of businesses. The principal address of Keystone, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102.

     BEPCO is a Texas corporation, the principal business of which is oil exploration and drilling for and producing hydrocarbons. The principal business address of BEPCO, which also serves as its principal office, is 201 Main Street, Suite 27000, Fort Worth, Texas 76102.


     FW Investors II

     FW Investors II is a Texas limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal business address of FW Investors II, which also serves as its principal office is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to FW Genpar, the sole general partner of FW Investors II, is set forth below.

     FW Genpar

     FW Genpar is a Texas corporation, the principal business of which is serving as the general partner of various investment partnerships. The principal address of FW Genpar, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of FW Genpar is as follows:

                  RESIDENCE OR              PRINCIPAL OCCUPATION
NAME             BUSINESS ADDRESS              OR EMPLOYMENT

David G. Brown      See above.                    See above.

W. Robert Cotham    See above.                    See above.

J. Taylor Crandall  See above.                    See above.

Thomas R. Delatour  See above.                    See above.

Gary W. Reese       See above.                    See above.

Mark A. Wolfson     See above.                    See above.

James N. Alexander  See above.                    See above.

Scott J. Hancock    See above.                    See above.

     Group Investments

     Group Investments is a Texas corporation, the principal business of which is investing in securities. The principal address of Group Investments, which also serves as its principal office, is 201 Main Street, Suite 3100, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Group Investments is as follows:


                  RESIDENCE OR              PRINCIPAL OCCUPATION
NAME             BUSINESS ADDRESS              OR EMPLOYMENT

J. Taylor Crandall   See above.                    See above.

W. Robert Cotham     See above.                    See above.

David G. Brown       See above.                    See above.

Gary W. Reese        See above.                    See above.

Thomas R. Delatour   See above.                    See above.


    (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

    The source and amount of the funds used or to be used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON  SOURCE OF FUNDS        AMOUNT OF FUNDS

FW Investors      Other-Contributions    $12,500,000.00(2)
                   from Partners

Group             Not Applicable         Not Applicable

Crandall          Not Applicable         Not Applicable

FW Investors II   Other-Contributions    $12,500,000.00(2)
                   from Partners

FW Genpar         Not Applicable         Not Applicable

Brown             Not Applicable         Not Applicable

Group Investments Working Capital(1)     $   150,000.00

  (1) As used herein, the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from banks and brokerage firm margin accounts to operate such business in general. None of the funds reported herein as "Working Capital" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

  (2) This figure represents the total amount expended in purchasing the Issuer's Series B Convertible Non-Redeemable Preferred Stock and warrants to purchase shares of the Stock as described in Item 5(c).

Item 4.  Purpose of Transaction.

  The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional shares of the Stock (or other securities convertible or exercisable into shares of the Stock) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

  J. Taylor Crandall, Mark A. Wolfson and Scott J. Hancock have been elected to the Issuer's Board of Directors as representatives of the Reporting Persons.

  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) - (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

  (a)

  FW Investors

  The aggregate number of shares of the Stock that FW Investors owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,583,333 which constitutes approximately 46.4% of the 9,882,974 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Group

  Because of its position as the sole general partner of FW
Investors, Group may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,583,333 shares of the Stock, which constitutes approximately 46.4% of the 9,882,974 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Crandall

  Because of his position as the President and sole shareholder of Group, which is the sole general partner of FW Investors, and because of his position as President and sole shareholder of Group Investments, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,608,333 shares of the Stock, which constitutes approximately 46.6% of the 9,882,974 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  FW Investors II

  The aggregate number of shares of the Stock that FW Investors II owns beneficially, pursuant to Rule 13d-3 of the Act, is 4,583,333 which constitutes approximately 46.4% of the 9,882,974 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  FW Genpar

  Because of its position as the sole general partner of FW Investors
II, FW Genpar may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,583,333 shares of the Stock, which constitutes approximately 46.4% of the 9,882,974 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Brown

  Because of his position as the President and sole shareholder of FW Genpar, which is the sole general partner of FW Investors II, Brown may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 4,583,333 shares of the Stock, which constitutes approximately 46.4% of the 9,882,974 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

  Group Investments

  The aggregate number of shares of the Stock that Group Investments owns beneficially, pursuant to Rule 13d-3 of the Act, is 25,000, which constitutes approximately 0.5% of the outstanding shares of the Stock.

  (b)

  Neither FW Investors, Group, FW Investors II, FW Genpar nor Brown have voting or dispositive power over any shares of the Stock.

  Crandall

  In his capacity as the President and sole shareholder of Group
Investments, Crandall has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,000 shares of the Stock.

  Group Investments

  Group Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 25,000 shares of the Stock.


  (c) On December 12, 1997, FW Investors and FW Investors II each purchased directly from the Issuer (i) 125,000 shares of the Issuer's Series B Convertible Non-Redeemable Preferred Stock (the "Series B Stock") and (ii) warrants covering 2,500,000 shares of the Stock. Each of FW Investors and FW Investors II paid $12,500,000 for such securities, or $25,000,000 in the aggregate. The Series B Stock is currently convertible into shares of the Stock at a ratio of 16.66 shares of the Stock for each share of the Series B Stock. The warrants, which have an initial exercise price of $8.00 per share, are not exercisable before July 1, 2000.

  Also on December 12, 1997, Group Investments purchased 25,000 shares of the Stock in a private transaction at a price of $6.00 per share.


  Except as set forth above, none of the Reporting Persons have effected any transactions in shares of the Stock during the past 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

  (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


  FW Investors and FW Investors II are parties to the Securities
Purchase Agreement dated December 12, 1997 by and among the Issuer, FW Investors, FW Investors II and certain other persons and entities (the "Purchase Agreement"). In connection with the Purchase Agreement, FW Investors and FW Investors II also entered into a warrant agreement ("Warrant Agreement"), a form of which is attached as Exhibit B to the Purchase Agreement, and a registration rights agreement (the "Registration Rights Agreement"), which is attached as Exhibit E to the Purchase Agreement. The description contained herein of the Purchase Agreement, the Warrant Agreement, the Registration Rights Agreement and certain other exhibits to the Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Purchase Agreement which, together with its exhibits, is attached hereto as Exhibit 99.2.


  Purchase Agreement

  As described under Item 5(c) above, the Reporting Persons purchased securities of the Issuer on December 12, 1997 pursuant to the Purchase Agreement. The Series B Stock purchased by the Reporting Persons is currently convertible into shares of the Stock at a rate of 16.66 shares of the Stock for each share of the Series B Stock, based on a liquidation preference of $100 per share and a conversion price of $6.00 per share, which is subject to adjustment as set forth in the Certificate of Designation of Rights and Preferences relating to the Series B Stock (the "Certificate of Designation"), a copy of which is attached as Exhibit A to the Purchase Agreement. The warrants purchased by the Reporting Persons pursuant to the Purchase Agreement (the "Warrants") will become exercisable on July 1, 2000 at a price of $8.00 per share, subject to adjustment as set forth in the Warrant Agreement and Warrant relating thereto, forms of which are attached as Exhibit B to the Purchase Agreement. As set forth in
Section 6.8 of the Purchase Agreement, the Issuer has agreed to prepare and file with the Securities and Exchange Commission a proxy statement with respect to the solicitation of votes for the approval of certain shareholder proposals, including the adjustment of the conversion price of the Series B Stock and the exercise price of the Warrants, which adjustments would provide, generally, that the exercise or conversion price, as applicable, of such securities would be the lesser of the current exercise or conversion price thereof or the average closing prices of the Stock during specified periods, as set forth in the Warrant Agreement and the Certificate of Designation. As set forth in Section 9.11 of the Purchase Agreement, certain shareholders of the Issuer have agreed to vote all of their shares of the Stock in favor of the foregoing proposals and have granted an irrevocable proxy to each of Scott J. Hancock and Mark A. Wolfson for the purpose of approving such proposals.

  Pursuant to Section 6.6 of the Purchase Agreement, holders of the Series B Stock are granted the option, until the fifth anniversary of the Purchase Agreement, to purchase additional shares of the Stock or other equity securities of the Issuer if the Issuer proposes to issue any such securities other than (i) pursuant to an underwritten public offering or
(ii) on terms no less favorable to the Issuer than could be obtained from a non-affiliated third party.


Registration Rights Agreement

  The Registration Rights Agreement entitles the Reporting Persons to certain rights with respect to the registration of shares of the Stock under the Securities Act of 1933 (the "Securities Act"). FW Investors and FW Investors II may at any time make a written request of the Issuer for registration under the Securities Act of all or any part of their holdings of the Series B Stock, the Warrants or shares of the Stock. FW Investors and FW Investors II may request that any registration of their securities be effected as a shelf registration on Form S-3 at any time the Issuer is eligible to use that form. If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other securityholders, FW Integrated and FW Integrated II are entitled to notice of such registration and are entitled to include, at the Issuer's expense, shares of the Stock owned by them therein, provided, among other conditions, that the underwriters have the right to limit the number of shares included in such registration.


Certificate of Designation

  The Certificate of Designation provides the holders of the Series B
Stock one vote for each share of Series B Stock held by such holders for the election, as a class, of three directors to the Board of Directors of the Issuer (or a majority of the directors in the event of a breach by the Issuer of any of the financial covenants set forth in the Certificate of Designation). Such rights to designate board members shall survive the conversion of the Series B Stock and shall inure to the benefit of FW Investors and FW Investors II until such time as they and their affiliates own less than 50% of the shares of the Stock initially issuable upon conversion of the Series B Stock. For so long as shares of the Series B Stock are issued and outstanding and FW Investors, FW Investors II or their affiliates own more than 50% of the shares of the Stock initially issuable upon conversion of the Series B Stock, the Issuer shall not increase the size of its Board of Directors to more than eight.

  Except as set forth herein or in the exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the Stock of the Issuer owned by the Reporting Persons.

  Item 7.         Material to be Filed as Exhibits.

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

  Exhibit 99.2 -- Securities Purchase Agreement dated as of
  December 12, 1997 between Integrated Orthopaedics, Inc. and FW
  Integrated Orthopaedics Investors, L.P. and Integrated
  Orthopaedics, Inc. and FW Integrated Orthopaedics Investors II,
  L.P. and other parties named herein.

  Exhibit 99.3 -- Limited Partnership Agreement of FW Integrated
  Investors, L.P.

  Exhibit 99.4 -- Limited Partnership Agreement of FW Integrated
  Investors II, L.P.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  December 22, 1997

                               FW INTEGRATED ORTHOPAEDICS
                                 INVESTORS, L.P.

                               By:  Group 31, Inc., general partner

                               By: /s/ J. Taylor Crandall
                                  J. Taylor Crandall
                                  President


                               GROUP 31, INC.

                               By:  /s/ J. Taylor Crandall
                                    J. Taylor Crandall
                                    President


                                  /s/ J. Taylor Crandall
                                  J. Taylor Crandall


                               FW INTEGRATED ORTHOPAEDICS
                                 INVESTORS II, L.P.

                               By:  FW Group Genpar, Inc.,
                                    general partner


                               By: /s/ David G. Brown
                                  David G. Brown
                                  President


                               FW GROUP GENPAR, INC.


                               By:  /s/ David G. Brown
                                    David G. Brown
                                    President


                                  /s/ David G. Brown
                                  David G. Brown





                               GROUP SPECIAL INVESTMENTS, INC.


                               By:   /s/ J. Taylor Crandall
                                     J. Taylor Crandall
                                     President